EXHIBIT 12.1

Primerica, Inc.

Computation of Earnings to Fixed Charges Ratios

(In thousands, except ratios)

		2015	2014	2013	2012	2011
Earnings:
1.	Income from continuing operations before income taxes	$290,981	$275,722	$245,006	$266,122	$245,117
Fixed charges:
2.	Interest expense (1)	33,507	34,570	35,018	33,101	27,968
3.	Interest credited on investment-type contracts	7,157	7,277	7,612	8,300	8,584
4.	Interest factor on rental expense	534	573	613	513	498
5.	Total fixed charges (2 + 3 + 4)	41,198	42,420	43,243	41,914	37,050
6.	Earnings before fixed charges (1 + 5)	$332,179	$318,142	$288,249	$308,036	$282,167
Ratios:
7.	Earnings to total fixed charges (6 / 5)	8.1	7.5	6.7	7.3	7.6

(1)

For purposes of determining interest expense in calculating the ratio of earnings to fixed charges, Primerica, Inc. excludes interest contractually charged on a surplus note that was issued by a wholly owned subsidiary in exchange for an equivalent principal-value held-to-maturity security that contractually earns an equal and offsetting amount of interest income.

EXH 12.1-1